15

02024345

FILE NO 1-10936

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of March 2002

Orbital Engine Corporation Limited

1 Whipple Street
Balcatta, Western Australia, 6021, Australia

ORBITAL
ENGINE CORPORATION LIMITED
A.C.N. 009 344 058

1 WHIPPLE STREET
BALCATTA WA 6021
AUSTRALIA
TELEPHONE: +61 8 9441 2311
FACSIMILE: +61 8 9441 2133
http://www.orbeng.com

ASX and MEDIA RELEASE: 6 March 2002

ASX Code: OEC
NYSE Code: OE
Berlin Code: ORE
Frankfurt Code: OREA

ORBITAL RECEIVES CLEAN AIR EXCELLENCE AWARD FROM U.S. ENVIRONMENTAL PROTECTION AGENCY

Orbital Engine Corporation was named a recipient of the US Environmental Protection Agency's (EPA) Clean Air Excellence Award last night at a ceremony in Washington, DC. Orbital was one of five organizations receiving the prestigious award in the Clean Air Technology category.

"It is a great honor to congratulate these trend-setting businesses, municipalities and civic organizations that are demonstrating valuable leadership in protecting air quality in the United States," said EPA Administrator Christie Whitman. "To achieve our goals, EPA has sought to engage the imagination of everyone who cares about clean air – and tonight's winners have answered that call. These awards make it clear that they have done so with the kind of creativity and innovation that we need to be successful."

Mr. Pierre Handl, an Orbital shareholder, nominated the Company for the award.

Increasingly strict emission standards in the US and Europe, designed to improve air quality, have been a major driver of the growing commercial use of Orbital's direct fuel injection and combustion technology, the Orbital Combustion Process (OCP). OCP technology enables marine engine manufacturers to meet the EPA's 2006 emissions standard of a 75% reduction in hydrocarbons. These engines also show at least a 30% increase in fuel economy along with improved performance.

The Orbital system was introduced by Mercury Marine in 1996 in their OptiMax™ engine family, making them the first manufacturer to meet the EPA's 2006 standard. Today it is featured in six OptiMax™ engine models as well as three Bombardier Sea-Doo™ personal watercraft models and four jet boat models. It is also on three of Tohatsu's TLDI™ outboard engine models and a number of motor scooter models in Europe and Asia.

"We are gratified to be recognized for technology that makes a difference for the environment and to share that recognition with our customers," said Mark Norman, President of Orbital's Marine & Recreation division, who accepted the award for the Company. "Given the high standards set by the EPA we are especially honored to be the recipient of such a prestigious award," he said. "Appreciation must also be given to the pioneering efforts of Orbital's customers and suppliers in bringing this innovative technology to market. Synerject, Orbital's 50:50 joint venture with Siemens VDO Automotive, is a key supplier of the innovative direct fuel injection system."

Orbital is also working with Siemens VDO Automotive, Delphi Automotive Systems and other leading suppliers to develop applications for the automotive industry. Test vehicles equipped with the Orbital system adapted to current four stroke engine designs have demonstrated the ability to meet California's strict ULEV 2 emissions standards, together with a 12% fuel economy improvement.

Orbital is a leading international developer of engine technologies using direct in-cylinder fuel injection and lean-burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive, marine, recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange (OE) as well as the Berlin (ORE) and Frankfurt (OREA) Exchanges.

CONTACT: Orbital
Australia:
Mr Ken Johnsen
Tel: +61 8 9441 2311
Email – info@orbeng.com

United States:
Ms Roberta Saling
Tel: +1 517 423 6623
Website – www.orbeng.com

CONTACT: EPA
Mr Paul Rasmussen
Tel: + 1 202 564-1306
Email - rasmussen.paul@epa.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ORBITAL ENGINE CORPORATION LIMITED

Date: 6 March 2002

By: ____________________

Name: John Abbott
Title Company Secretary